Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 20, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 20, 2019 The Nasdaq Stock Market (the "Exchange") received from AdvisorShares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


AdvisorShares Dorsey Wright FSM US Core ETF

AdvisorShares Dorsey Wright FSM All Cap World ETF

AdvisorShares Dorsey Wright Alpha Equal Weight ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery